SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item

1.	BBVA AGM: Resolutions

GENERAL MEETING OF SHAREHOLDERS OF

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

HELD ON 1 MARCH 2003

RESOLUTIONS PASSED

First resolution.–

1. – To approve, in accordance with the terms of the legal documentation, the Annual Accounts (Balance Sheet, Profit and Loss Account and the Annual Report) plus the Management Report of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the year ending 31st December 2002, as well as the Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) plus the Management Report of the consolidated BBVA corresponding to the same financial year.

2. – Approve the proposal to apply the earnings of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the financial year 2002, for the sum of ONE BILLION, TWO HUNDRED AND SEVEN MILLION, NINETY-SIX THOUSAND, ONE HUNDRED AND THIRTY-ONE EUROS, TWELVE EURO-CENTS (1,207,096,131.12 euros), to be distributed as follows:

•	The sum of ONE BILLION, ONE HUNDRED AND TWELVE MILLION, ONE HUNDRED AND FIFTY-SIX THOUSAND, FIVE HUNDRED AND TEN EUROS, NINETY-SIX EURO-CENTS (1,112,156,510.96 euros) for the payment of dividends; of which EIGHT HUNDRED AND SIXTY-TWO MILLION, EIGHT HUNDRED AND EIGHTY THOUSAND, FIFTY-ONE EUROS, ONE EURO-CENT (862,880,051.61 euros) have already been paid out in the first, second and third interim dividends; the remaining TWO HUNDRED AND FORTY-NINE MILLION, TWO HUNDRED AND SEVENTY-SIX THOUSAND, FOUR HUNDRED AND FIFTY-NINE EUROS, THIRTY-FIVE EURO-CENTS (249,276,459.35 Euros) correspond to the amount destined to pay the complementary dividend for the financial year 2002 to the sum of SEVENTY-EIGHT EURO-CENTS (0.078 euros) per share and which will be paid to the shareholders on 10th April 2003.

•	The sum of NINETY-FOUR MILLION, NINE HUNDRED AND THIRTY-NINE THOUSAND, SIX HUNDRED AND TWENTY EUROS, SIXTEEN EURO-CENTS (94,939,620.16 Euros) for the provision of the Bank’s voluntary reserves.

To resolve that the sums paid as interim dividends plus the sum destined to the complementary dividend constitute the total amount of the dividend for the financial year for the Banco Bilbao Vizcaya Argentaria, S.A., ratifying the resolutions adopted by the Board of Directors according to which the aforementioned sums were paid as interim dividends.

3. – To approve the management of the Board of Directors of the Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the corporate year 2002.

4. –  To authorise the Chairman, Mr. Francisco González Rodríguez, and the Company Secretary and Board Member, Mr. José Maldonado Ramos, severally, to deposit the Annual Accounts, Management Reports and Audit Reports corresponding to the Bank and its consolidated Group, as well as to issue the certificates referred to in Article 218 of the Spanish Companies Act (Ley de Sociedades Anónimas) and in Article 366 of the Mercantile Register Regulations (Reglamento del Registro Mercantil).

Second resolution.–

Informing the General Shareholders Meeting that the powers conferred on the Board of Directors by the company’s General Shareholders Meeting held on 9th March 2002 under item two of its Agenda, to increase its share capital, have not been used.

1. – To annul the resolution to increase the share capital adopted by the bank’s General Shareholders Meeting held 9th March 2002 under item 2 of its Agenda.

2. – (a)  To increase the share capital by the nominal amount of 782,983,750 euros by issuing new ordinary shares of identical nominal value and rights as the shares already released on the date of their launch. This shall be subject to obtaining due authorisations from pertinent authorities and regulators.

       (b)  For the legal term of one year, to delegate the Board of Directors all powers needed to implement this resolution on one or several occasions. The powers hereby delegated shall include, but never be limited to, the following:

i.	To determine the date and the conditions of the capital increase.

ii.	To determine the type of issue and the nominal value of the new shares, to be pay down by means of cash contributions, the amount of the premium, establish the deadline for exercising preferential subscription rights, to offer unsubscribed shares to third parties once said deadline has expired, and to be able to conclude the capital issue agreed at the figures that are effectively subscribed in accordance with Art. 161 of the Spanish Companies Law (Ley de Sociedades Anónimas); to request official listing on stock exchanges in Spain and abroad for the new shares issued, and to rewrite Article 5 of the company’s Bylaws:

iii.	To empower the directors to abstain from implementing this capital increase, reporting on this to the first Ordinary General Shareholders Meeting held after said legal term of one year.

If within the term established by the Shareholders Meeting to implement this resolution, the Board of Directors does not exercise the powers delegated to them in full or in part, said powers shall be without value or effect once said term has expired with respect to the amount to which the share capital has not been increased.

3.  To apply for the shares that may be issued under the above resolution to be listed in the Spanish continuous trading system (Sistema de Interconexión Bursátil – Mercado Continúo) at the Bilbao, Madrid, Barcelona and Valencia stock exchanges, and to make similar applications to the due bodies for the foreign stock exchanges on which the Bank’s shares are listed at the time of implementing this capital increase. This may require compliance with the applicable regulations, to which effect the company’s Board of Directors is empowered, with express powers of substitution to the Executive Committee and/or one or several of the company’s Directors or empowered executives, to issue such documents and take such steps as may be necessary therefore, including any action, statement or arrangement before the competent authorities of the United States of America for accepting the shares, represented by American Depositary Shares, for trading.

In compliance with article 27, part b) of the Commodities Exchange Regulations (Reglamento de las Bolsas de Comercio) approved under decree 1506/1967, 30th June, the company is expressly declared to fall under the rules that exist or may be laid down in the future regarding stock exchanges, and especially regarding trading, remaining on or being excluded from the official listings.

4. – Likewise, to empower the Board of Directors such that, in compliance with article 141 of the Spanish Companies Law (Ley de Sociedades Anónimas), they may pass on the powers delegated to them by the Shareholders Meeting regarding the earlier resolutions to the Executive Committee, with express powers of substitution for the Chairman of the Board, the Managing Director or any other Director or proxy of the Bank.

Third resolution.–

One. – Annulling the authorisations granted at the General Shareholders Meeting held 9th April 2002 under agenda items six and seven, to delegate the Board of Directors, according to Article 319 of the Mercantile Registry Regulations (Reglamento del Registro Mercantil) and the general rules governing bond issues, similarly implementing article 153.1 b) and 159.2 of the Spanish Companies Act (Ley de Sociedades Anónimas), to issue bonds, convertible and/or exchangeable into Company shares according to the following conditions:

1.	The convertible and/or exchangeable bonds may be issued one or more times within the five (5) year period as of the date of this resolution.

2.	The maximum total amount of the convertible and/or exchangeable bonds approved under this delegation of authority shall be SIX BILLION (6.000.000.000) Euro, unless this amount together with the other Company securities already released at the time of its implementation, shall not exceed the maximum limit of paid-up share capital plus the reserves identified in the last approved balance sheet and the revised and updated balance sheets accepted by the Ministry of Economy and Finance established in Section 1 of Article 282 of the Spanish Companies Act (Ley de Sociedades Anónimas).

3.	The delegation to issue convertible and/or exchangeable bonds shall extend to establishing the various aspects and conditions of each issue (nominal value, type of issue, exchange ratio, redemption price, anti-dilution clauses, issue guarantees, listing, etc.) and in particular the following:

i)	To increase capital by the amount necessary to meet applications for conversion. Said power may only be exercised provided the Board does not exceed the limit of half the amount of share capital established under Article 153.1 b) of the Spanish Companies Act (Ley de Sociedades Anónimas), after having added together the capital increase to meet to convertible bond issues plus further capital increases approved under the authorisations granted by the General Shareholder Meeting and to rewrite Article 5 of the company’s Bylaws.

ii)	The power to exclude the preferential subscription rights of shareholders or convertible and/or exchangeable bonds holders, whenever it is necessary to raise capital on international markets or if corporate interests so require. Be this as it may, should the Board decide to waive preferential subscription rights for a specific convertible bond issue that it eventually decides to make hereunder, it shall also provide a detailed report clarifying the grounds for the decision. This report must be approved in the auditors’ report referred to in article 159.2 of the Spanish Companies Act (Ley de Sociedades Anónimas).

iii)	The power to determine the conversion rate, fixed or variable, with the limits detailed below, as well as the timing of the conversion, which may be limited to a predetermined period not higher than 20 years, ownership entitlements of the conversion rights (which may be allocated to the Bank or the bond holders) and, in general, such terms and conditions as may be necessary or proper for the issue.

If the issue has a fixed exchange and/or conversion rate, the corresponding share conversion and/or exchange price shall not be lower than whichever is higher of (i) the arithmetic average of the closing price on the continuous market over a period to be specified by the Board of Directors (not exceeding three months and not less than 15 days) prior to the Board Meeting (making use of this delegation) to approve the bond issue, or (ii) the closing share price on the continuous market the day prior to the Board of Directors Meeting to approve the bond issue.

If the issue has a variable exchange and/or conversion rate, the share price shall be the arithmetic mean of the closing share prices on the continuous market over a period to be specified by the Board of Directors, not exceeding three months and not less than five days prior to the conversion or exchange date, including a premium or, where applicable, a discount on said share price. The premium or discount may be different for each issue’s conversion or exchange date, although these discounts shall not exceed 30% of said share price.

For the purpose of conversion and/or exchange, the value of the share shall never drop below its nominal value. It must be higher than the net worth stated in the last audited annual balance sheet approved by the General Shareholders Meeting. Likewise, the valuation for conversion and/or exchange of bonds into shares may include accrued interest that has not been paid at the time of their conversion and/or exchange.

During subsequent General Shareholder Meetings convened by the Company, the Board of Directors shall notify shareholders of the implementation or non-implementation to date of the delegations mentioned in this resolution.

Two. – Likewise, it is agreed to request acceptance for trading of bonds issued by the Company by virtue of this delegation, on official/unofficial, regulated/deregulated, Spanish/foreign secondary markets. The Board is empowered to implement such procedures and actions as may be necessary to obtain approval for listing on Spanish and foreign securities exchanges.

Should the securities issued by virtue of this delegation later be de-listed, the request to de-list them shall comply with the provisions of article 27 of the Exchange Regulations (Reglamento de Bolsas de Comercio) and guarantee the interests of shareholders or bond holders who oppose or do not vote for the de-listing resolution, thereby satisfying the requirements of the Spanish Companies Law (Ley de Sociedades Anónimas) and other similar provisions. All this must meet the stipulations of said Exchange Regulations, the Securities Exchange Law (Ley de Mercado de Valores) and its accompanying provisions.

Three. – Also, to empower the Board of Directors to pass on the powers the General Meeting has granted them, in accordance with Article 141 of the Spanish Companies Law (Ley de Sociedades Anónimas) in favour of the Executive Committee, with express powers of substitution for the Chairman of the Board of Directors, the Managing Director or any other Director or proxy of the Company.

Fourth resolution.–

1. – To amend Article 31 of the Corporate Bylaws in order to cease limiting the exercise of voting rights to 10% of the total share capital, such that Article 31 of the Bylaws will read as follows:

       “Article 31.  Adopting resolutions.

At ordinary and/or extraordinary Shareholders Meetings, resolutions shall be adopted with the majorities required by the Spanish Companies Law (Ley de Sociedades Anónimas).

Every shareholder attending the General Shareholders Meeting shall have one vote for every share he/she holds or represents, however much he/she may have paid up. However, those shareholders who have failed to pay up on the calls for subscribed capital shall not have voting rights with regard to those shares whose call money has not been paid. Nor shall holders of shares without voting rights.”

2. – To amend Article 34 of the Corporate Bylaws in order to adjust the maximum and minimum number of seats on the Board of Directors, such that Article 34 of the Bylaws will read as follows:

       “Article 34.  Number and Election.

The Board of Directors shall be made up of a minimum of nine members, and a maximum of eighteen, elected by the General Shareholders Meeting, with the exception contained in article 37 of these Bylaws.

The exact number of Directors shall be determined by the General Shareholders Meeting within the stipulated limits.”

3. – To amend Article 48 of the Corporate Bylaws in order to adapt them to the new law 44/2002 on Measures to Reform the Financial System (Medidas de Reforma del Sistema Financiero), by making it obligatory under the Bylaws to set up the Audit Committee, such that Article 48 of the Bylaws will read as follows:

“Chapter Four: The Board Committees

Article 48.–

The Board of Directors, in order to better pursue its duties, may create the Committees it deems necessary to help it on such issues as fall within the scope of its powers.

However, for the supervision of the financial statements and the exercise of its control function, the Board of Directors shall have an Audit Committee, which will have the powers and means it needs to exercise this fundamental function for corporate matters.

This Committee shall comprise of a minimum of four non-executive Directors appointed by the Board of Directors, who have due dedication, capacity and expertise to pursue their duties. The Board shall appoint one of them Chair of the Committee, who must be replaced every four year. He/she may be re-elected to the post when one year has passed since he/she stood down.

The Committee shall have its own set of specific regulations, approved by the Board of Directors. These will determine its duties, and establish the procedure to enable it to meet its commitments.

The Audit Committee shall have, as a minimum, the following powers:

a)  to report, at the General Shareholders Meeting on issues that shareholders bring up in it regarding matters within the scope of their powers

b)  to propose to the Board of Directors, for submission to the General Shareholders Meeting, the appointment of the Auditor of Accounts referred to in article 204 of the Spanish Company Law (Ley de Sociedades Anónimas) and, where applicable, the conditions under which they are to be hired, the scope of their professional remit, and the termination or renewal of their appointment.

c)  To supervise internal auditing services.

d)  to know the financial information process and the internal control systems.

e)  to maintain relations with the Accounts Auditor to receive information on such questions as could jeopardise the Accounts Auditor’s independence, and any others related to the process of auditing the accounts, as well as to receive information and maintain communications with the Accounts Auditor as established under the legislation of accounts audits and the technical auditing standards.”

4. – The preceding amendments to the Bylaws are subject to first obtaining such authorisation as may be demandable under prevailing laws and/or regulations. The Board of Directors is expressly delegated the broadest most efficient powers possible at law to obtain said authorisations and/or any others that may be required to implement and effect the preceding resolutions. Said powers may be passed on totally or in part to the Board’s Executive Committee or any of the Board members.

Fifth resolution.–

To ratify the acceptance by BANCO BILBAO VIZCAYA ARGENTARIA, S.A., acting as sole shareholder in the company BBVA PRIVANZA BANCO, S.A., of the global assignment of the company’s total inheritance, constituted by all its assets and liabilities, and subsequently to wind it up without liquidation. Under said agreement, Banco Bilbao Vizcaya Argentaria, S.A. takes on all the obligations that BBVA PRIVANZA BANCO, S.A may have had with any kind of creditors, as agreed by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. at its Board Meeting of 29th January 2003.

Sixth resolution.–

1. – Annulling unfulfilled elements of the agreement adopted at the General Meeting of 9th March 2002, authorising the Bank to, directly or via any of its subsidiaries, and throughout a maximum term of eighteen months as of the date of this present Ordinary General Shareholders Meeting to purchase at any time and as many times as it deems appropriate, shares of Banco Bilbao Vizcaya Argentaria, S.A., by any means permitted by law, including charging them to the year’s profits and/or freely available reserves, as well as to dispose of them or amortise them at a later date, all in accordance with Article 75 and others of the Spanish Companies Law (Ley de Sociedades Anónimas).

2. – To approve the limits or requirements of these purchases, which shall be as follows:

–	That the nominal of the shares purchased, added to those already in possession of the Bank and its subsidiaries will not exceed, at any time, five per cent of the share capital of Banco Bilbao Vizcaya Argentaria, S.A., at all times respecting the limitations established for the purchase of treasury stock by the regulatory authorities governing the Exchanges on which Banco Bilbao Vizcaya Argentaria, S.A. securities are listed.

–	That the Bank’s Balance Sheet provide, under Liabilities, an undisposable reserve equivalent to the sum of own shares calculated under Assets. This reserve must be maintained for as long as the shares are not sold or amortized.

–	That the stock purchased must be fully paid up.

–	That the purchase price will not be inferior to the nominal price nor exceed 20% of the listed price or any other price associated to the stock on the date of purchase or, in the case of derivatives, on the date of the call contract. Operations to purchase treasury stock will respect the rules and customs of Securities Markets.

3. – It is authorised expressly that the shares purchased by the Bank or any of its subsidiaries in use of this authorisation may be destined for delivery, in whole or in part, to workers, employees or administrators of the Bank when there exists an acknowledged right, either directly or as a result of exercising the option rights of holders, as established in the final paragraph of Article 75, Section 1, of the Spanish Companies Law (Ley de Sociedades Anónimas), introduced by the Additional Provision 19 of Law 55/1999, December 29th, regarding fiscal, administrative and corporate measures.

4. – Reduce the share capital in order to amortise such treasury stock as the Bank may hold on its Balance Sheet, charging this to profits or free reserves and for the amount which is appropriate or necessary at any time, to the maximum number of own shares existing at any time.

5. – Delegate the Board, in accordance with Article 30 c) of the Corporate Bylaws, to implement the above resolution to reduce share capital, either all at once or on several successive occasions and within the maximum period of eighteen months from the date of this General Meeting, undertaking such procedures, processes and authorisations as necessary or as required by the Spanish Companies Law (Ley de Sociedades Anónimas) and other applicable provisions. Specifically, the Board is delegated, within the time and limits established for the aforementioned execution, to establish the date or dates of the specific capital reduction or reductions, their timeliness and appropriateness, taking into account market conditions, listed price, the Bank’s economic and financial position, its cash position, reserves and corporate evolution and any other factor relevant to the decision; specifying the amount of the capital reduction; determining the destination of the sum of the reduction, either to an undisposable reserve, or to freely available reserves, providing the necessary guarantees and complying with legally established requirements; adapting Article 5 of the Corporate Bylaws to reflect the new figure for share capital; request the de-listings of the amortised stock and, in general, adopt such agreements as necessary regarding this amortisation and capital reduction, designating the people able to formalise these actions.

Seventh resolution.–

To re-elect Deloitte & Touche España, S.L. as Auditors for the Accounts of Banco Bilbao Vizcaya Argentaria, S.A. and its Consolidated Financial BBVA Group. The firm of Deloitte & Touche España, S.L. is domiciled in Madrid, at Calle Raimundo Fernández Villaverde, nº 65 and its tax code is C.I.F. B-79104469, number S0692 on the Official Registry of Auditors of Accounts in Spain, and entered in the Madrid Mercantile Registry on volume 13.650, page number 188, section 8, sheet M-54414.

Eighth resolution.–

To ratify, under the same terms adopted by the Board of Directors in their meeting held on 28th May 2002, the appointment of the shareholders, Mr. Román Knörr Borrás, Mr. Ricardo Lacasa Suárez and Ms. Susana Rodríguez Vidarte, as members of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

1.	To ratify, under the same terms adopted by the Board of Directors in their meeting held on 29th October 2002, the appointment of the shareholder, Mr. Richard C. Breeden, as member of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A.

2.	In accordance with the provisions of article 36 of the Bylaws, to re-elect, the following current members of the Board of Directors in their respective conditions of member of the Board for a period of 5 years,: Mr. José Ignacio Goirigolzarri Tellaeche, of full age, Spanish national, married, domiciled at Paseo de la Castellana nº 81 y con N.IF. nº 14.909.223-W, Mr. Román Knörr Borrás, of full age, Spanish national, married, domiciled at Gran Vía nº 1, Bilbao, with tax identification number 16.184.205-W; Mr. Ricardo Lacasa Suarez, of full age, Spanish national, married, domiciled at Paseo de la Castellana nº 81, Madrid, with tax identification number 16.938.384-B and Ms. Susana Rodriguez Vidarte, of full age, Spanish national, married, domiciled at Gran Vía nº 1, Bilbao, with tax identification number 14.915.845-T.

Ninth resolution.–

To deposit, after meeting legally established requirements and procedures where applicable, in the amount authorised by the Bank of Spain, reserves freely disposable by Banco Bilbao Vizcaya Argentaria, S.A. to a special fund to cover the costs resulting from early retirements and pre-retirements occurring during 2003. This will be done within the special plan the Board of Directors may design, and in accordance with the authorisation that the Bank of Spain may grant, in due time, to charge the costs ensuing on said plan against said voluntary reserves.

Provided it is acceptable under the above-mentioned Bank of Spain authorisation, all anticipated taxes ensuing on the constitution of the above-mentioned fund shall be entered on the accounts simultaneously with the fund, posting them to reserves.

Once the plan has been approved and authorised, the constitution of the authorised fund must correspond exclusively to early retirements or pre-retirements effectively formalised during 2003. It may not properly be used for pension contingencies other than those mentioned.

Tenth resolution.–

To authorise the Board to formalise, interpret and implement previously adopted resolutions as well as to correct, adjust, clarify and harmonise these resolutions in line with the verbal and/or written opinion of the Mercantile Registrar until their eventual inscription in the corresponding Registries, as well as to delegate all or part of the aforementioned powers to the Board Executive Committee and/or one or several members of the Board or agents of the Bank, as the Board deems appropriate.

Authorize the Chairman, Mr. Francisco González Rodríguez, the CEO, Mr. José Ignacio Goirigolzarri Tellaeche, and the Secretary and Board Member, Mr. José Maldonado Ramos, so that any one of them may undertake any acts and confer any public or private documents as may be necessary or convenient for the effectiveness of the aforementioned resolutions and to negotiate such authorisations or procedures as may be required until the agreements are formally recorded in the corresponding Public Registries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 1st 2003	By:	/S/ MIREN JOSUNE BASABE PUNTOX
Name: Miren Josune Basabe Punto Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.